UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Citizens Community Bancorp (CZWI)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

174903104
(CUSIP Number)

9/30/2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	174903104	Page 2 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		FJ Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	821,594 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH:	8	SHARED DISPOSITIVE POWER	821,594 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		821,594 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		7.98%
12	TYPE OF REPORTING PERSON		IA

(1)       Consists of 267,687 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 275,217 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, 278,690 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I LLC, of which FJ Capital Management LLC is the managing member; as such, the Reporting Person may be deemed to be a beneficial owner of the reported shares but as to which the Reporting Person disclaims beneficial ownership.

CUSIP No.	174903104	Page 3 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Financial Opportunity Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	267,687 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH:	8	SHARED DISPOSITIVE POWER	267,687 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		267,687 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		2.60%
12	TYPE OF REPORTING PERSON		OO

(1)       Consists of 267,687 shares of common stock of the Issuer held by Financial Opportunity Fund LLC.

CUSIP No.	174903104	Page 4 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Financial Hybrid Opportunity Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	275,217 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH:	8	SHARED DISPOSITIVE POWER	275,217 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		275,217 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		2.67%
12	TYPE OF REPORTING PERSON		OO

(1)       Consists of 275,217 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC.

CUSIP No.	174903104	Page 5 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Financial Hybrid Opportunity SPV I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	278,690 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH:	8	SHARED DISPOSITIVE POWER	278,690 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		278,690 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		2.71%
12	TYPE OF REPORTING PERSON		OO

(1) Consists of 278,690 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPVI LLC.

CUSIP No.	174903104	Page 6 of 11

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Martin Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	105,955 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	821,594 (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER	105,955 (1)
PERSON WITH:	8	SHARED DISPOSITIVE POWER	821,594 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		927,549 (3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		9.01%
12	TYPE OF REPORTING PERSON		IN

(1)	Consists of 105,955 shares of common stock of the Issuer held directly by Martin Friedman, Co-Founder and Managing Member of FJ Capital Management LLC.
(2)	Consists of 267,687 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 275,217 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, 278,690 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I LLC, of which FJ Capital Management LLC is the managing member. Martin Friedman is the Managing Member of FJ Capital Management LLC; as such, Mr. Friedman may be deemed to be a beneficial owner of the reported shares but as to which Mr. Friedman disclaims beneficial ownership.
(3)	Consists of 267,687 shares of common stock of the Issuer held by Financial Opportunity Fund LLC, 275,217 shares of common stock of the Issuer held by Financial Hybrid Opportunity Fund LLC, 278,690 shares of common stock of the Issuer held by Financial Hybrid Opportunity SPV I LLC, of which FJ Capital Management LLC is the managing member; as such, Mr. Friedman may be deemed to be a beneficial owner of the reported shares but as to which Mr. Friedman disclaims beneficial ownership; and 105,955 shares of common stock of the Issuer held directly by Martin Friedman.

CUSIP No.	174903104	Page 7 of 11

Item 1(a).	Name of Issuer:

Citizens Community Bancorp (CZWI)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2174 EastRidge Center Eau Claire, WI 54701

Item 2(a).	Name of Person Filing:

FJ Capital Management LLC Financial Opportunity Fund LLC Financial Hybrid Opportunity Fund LLC Financial Hybrid Opportunity SPV I LLC Martin Friedman

Item 2(b).	Address of Principal Business Office or, if None, Residence:

FJ Capital Management, LLC

7901 Jones Branch Drive, Suite 210

McLean, VA 22102

Financial Opportunity Fund LLC

7901 Jones Branch Drive, Suite 210

McLean, VA 22102

Financial Hybrid Opportunity Fund LLC

7901 Jones Branch Drive, Suite 210

McLean, VA 22102

Financial Hybrid Opportunity SPV I LLC

7901 Jones Branch Drive, Suite 210

McLean, VA 22102

Martin Friedman

7901 Jones Branch Drive, Suite 210

McLean, VA 22102

CUSIP No.	174903104	Page 8 of 11

Item 2(c).	Citizenship:

Financial Opportunity Fund LLC, Financial Hybrid Opportunity Fund LLC, Financial Hybrid Opportunity SPV I LLC, and FJ Capital Management LLC – Delaware limited liability companies

Martin Friedman – United States citizen

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

174903104

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is:

(a)	☐	A broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	A bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	An insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:
(k)	☐	A group, in accordance with §240.13d–1(b)(1)(ii)(K).

CUSIP No.	174903104	Page 9 of 11

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

FJ Capital Management LLC – 821,594 shares

Financial Opportunity Fund LLC – 267,687 shares

Financial Hybrid Opportunity Fund LLC – 275,217 shares

Financial Hybrid Opportunity SPV I LLC – 278,690 shares

Martin Friedman – 927,549 shares

(b)	Percent of class:

FJ Capital Management LLC – 7.98% Financial Opportunity Fund LLC – 2.60% Financial Hybrid Opportunity Fund LLC – 2.67% Financial Hybrid Opportunity SPV I LLC – 2.71% Martin Friedman – 9.01%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

Martin Friedman – 105,955 shares

	(ii)	Shared power to vote or to direct the vote

FJ Capital Management LLC – 821,594 shares

Financial Opportunity Fund LLC – 267,687 shares

Financial Hybrid Opportunity Fund LLC – 275,217 shares

Financial Hybrid Opportunity SPV I LLC – 278,690 shares

Martin Friedman – 927,549 shares

	(iii)	Sole power to dispose or to direct the disposition of

Martin Friedman – 105,955 shares

	(iv)	Shared power to dispose or to direct the disposition of

FJ Capital Management LLC – 821,594 shares

Financial Opportunity Fund LLC – 267,687 shares

Financial Hybrid Opportunity Fund LLC – 275,217 shares

Financial Hybrid Opportunity SPV I LLC – 278,690 shares

Martin Friedman – 927,549 shares

CUSIP No.	174903104	Page 10 of 11

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
If a group has filed this schedule pursuant to § 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.
Not applicable

Item 10.	Certification.

(c) The following certification shall be included if the statement is filed pursuant to § 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reporting Person:	FJ Capital Management LLC
Signature:	/s/ Martin Friedman
Title:	Managing Member
Date:	10/14/2024

Reporting Person:	Financial Opportunity Fund LLC By: FJ Capital Management LLC, its Managing Member
Signature:	/s/ Martin Friedman
Title:	Managing Member
Date:	10/14/2024

Reporting Person:	Financial Hybrid Opportunity Fund LLC By: FJ Capital Management LLC, its Managing Member
Signature:	/s/ Martin Friedman
Title:	Managing Member
Date:	10/14/2024

Reporting Person:	Financial Hybrid Opportunity SPV I LLC By: FJ Capital Management LLC, its Managing Member
Signature:	/s/ Martin Friedman
Title:	Managing Member
Date:	10/14/2024

Reporting Person:	Martin Friedman
Signature:	/s/ Martin Friedman
Title:	Managing Member
Date:	10/14/2024